UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-9518

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE PROGRESSIVE CORPORATION

EXECUTIVE DEFERRED COMPENSATION PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE PROGRESSIVE CORPORATION

6300 WILSON MILLS ROAD

MAYFIELD VILLAGE, OHIO 44143

REQUIRED INFORMATION

See the attached Financial Statements for The Progressive Corporation Executive Deferred Compensation Plan, as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Progressive Corporation Executive Deferred
Compensation Plan

By:	/s/ Jeffrey W. Basch
Jeffrey W. Basch
Authorized Signatory

Date: March 9, 2016

THE PROGRESSIVE CORPORATION

EXECUTIVE DEFERRED COMPENSATION PLAN

FINANCIAL STATEMENTS

WITH

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

As of December 31, 2015 and 2014 and For Each of the Three Years in the Period Ended December 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

The Progressive Corporation

Cleveland, Ohio

We have audited the accompanying Statement of Net Assets Available for Benefits of The Progressive Corporation Executive Deferred Compensation Plan (the “Plan”) as of December 31, 2015 and 2014, and the related Statements of Changes in Net Assets Available for Benefits for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ MEADEN & MOORE, LTD.
MEADEN & MOORE, LTD.
Certified Public Accountants
Cleveland, Ohio
March 9, 2016

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

The Progressive Corporation

Executive Deferred Compensation Plan

	December 31
	2015	2014
Assets:
Receivables:
Employer	$3,084,909	$3,214,477

Total Receivables	3,084,909	3,214,477

Investments, at Fair Value:
Common Shares of The Progressive Corporation	162,952,194	113,044,375
Other investments	124,848,414	123,926,987

Total Investments	287,800,608	236,971,362

Net Assets Available for Benefits	$290,885,517	$240,185,839

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

The Progressive Corporation

Executive Deferred Compensation Plan

	Year Ended December 31
	2015	2014	2013
Additions to Net Assets Attributed to:
Contributions:
Employer	$33,174,695	$34,152,372	$32,779,366
Net appreciation in the fair value of investments	16,090,309	5,892,212	22,025,301
Net realized gains	1,342,612	1,312,124	11,960,494
Dividends	7,088,961	9,013,966	4,017,961
Interest	4,415	14	—
Revenue Share - see footnote 2	83,532	—	—

Total Additions	57,784,524	50,370,688	70,783,122
Deductions from Net Assets Attributed to:
Benefits paid to participants	7,084,846	6,460,264	6,787,665

Net Increase	50,699,678	43,910,424	63,995,457
Net Assets Available for Benefits:
Beginning of Year	240,185,839	196,275,415	132,279,958

End of Year	$290,885,517	$240,185,839	$196,275,415

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2015

1	Description of the Plan

The Progressive Corporation Executive Deferred Compensation Plan (the “Plan”) became effective January 1, 1995, and is maintained pursuant to a 2010 Amendment and Restatement and First, Second and Third Amendments thereto. The Plan permits eligible executives of The Progressive Corporation (the “Company”) and certain of its subsidiaries to defer all, or a portion, of their bonuses, annual restricted stock unit awards and incentive awards payable under certain bonus and incentive plans of the Company. Eligible executives include those with bonus targets of at least 35% and other employees designated by the Compensation Committee of the Company’s Board of Directors. Plan participation is voluntary.

Eligible executives who wish to participate in the Plan must enter into an irrevocable deferral agreement specifying the portion of the bonus to be deferred. Participants must enter into a different deferral agreement for each bonus or other incentive award prior to the year in which the bonus or incentive award is earned. Deferral agreements relating to Stock Awards must be entered into before the year in which the award is granted. Each Participant may elect to transfer any portion of their account from one Investment Fund to another on any day the New York Stock Exchange is open, but not more frequently than twice per calendar quarter.

The Plan is intended to be an unfunded Plan providing benefits for a select group of management and highly compensated employees for purposes of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is, therefore, exempt from certain ERISA requirements.

A deferral account is established for all deferrals that relate to the same payout date. The account is credited with an amount equal to the initial amounts deferred as of the date such amounts otherwise would have been paid to the participant in cash. All amounts initially credited to each account will be deemed to be invested in the investment fund selected by the participant. Any Deferral of a Stock Award granted on or after March 17, 2005, shall be deemed to be invested in the Company Stock Fund until the Deferral Account has been distributed or withdrawn. The gains or losses of each investment fund are allocated among the appropriate accounts based on the proportion each participant’s account balance bears to the total account balances for all participants. Each participant’s benefit at any date is equal to the value of his/her account as of that date.

All deferrals credited to a deferral account will be deemed to be invested in one or more of the investment funds available under the Plan, based on the participant’s investment election. Investment funds include Common Shares of the Company, a money market fund, and several stock and bond mutual funds. Income from each fund is deemed to be reinvested in the fund that produced the income.

The investment funds available under the Plan are merely devices used to calculate gains and losses on the amounts deferred by Plan participants. No participant has any rights or interests in any particular funds, securities or property of the Company or the Trust described in Note 5, or in any investment vehicle in which deferrals are deemed to be invested, by virtue of any investment election. Each deferral account, however, shall be credited or charged in accordance with the Plan with gains and losses as if the participant in fact had made a corresponding actual investment.

The balance of each deferral account will be distributed to the participant upon the earlier of death, termination of employment, change in control of the Company or the date on which any fixed deferral period elected by the participant expires. Distribution may also be made with the consent of the Plan committee, if the participant becomes disabled or experiences an unforeseeable emergency. Participants desiring to elect a fixed deferral period must do so irrevocably at the time into which they enter into the deferral agreement.

Distributions made on account of the participant’s death, disability, unforeseeable emergency or change in control of the Company will be paid in a lump sum. Distributions made on account of the participant’s termination of employment or expiration of a fixed deferral period will be paid in either a lump sum or in three, five or ten annual installments, as elected by the participant. Distributions of deferred Stock Awards granted in 2005 and later years will be made in Common Shares; all other Plan distributions will be made in cash.

The above description is provided for informational purposes. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2015

2	Summary of Significant Accounting Policies

General:

The accompanying financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation:

The investment in Common Shares of the Company is valued at the last reported trade price on the New York Stock Exchange on the last business day of the year. Investments in the stock, bond and money market funds are valued at market. Market values for these investments were determined by quoted prices, which represent the net asset value of shares held by the Plan at year-end.

Investment securities are exposed to various risks such as interest rate, market and credit risks. Market values of securities fluctuate based on the magnitude of changing market conditions. Significant changes in market conditions could materially affect Plan investments.

Fair Value:

As defined in FASB ASC 820, “Fair Value Measurements”, fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The accounting guidance establishes a framework for measuring fair value, establishes a fair value hierarchy based on inputs used to measure fair value, and expands disclosure about fair value measurements.

The plan has categorized its financial instruments, based on the degree of subjectivity inherent in the valuation technique, into a fair value hierarchy of three levels, as follows:

Level 1: Inputs are unadjusted, quoted prices in active markets for identical instruments at the measurement date (e.g. active exchange-traded equity securities).

Level 2: Inputs (other than quoted prices included within Level 1) that are observable for the instrument either directly or indirectly. This includes: (i) quoted prices for similar instruments in active markets, (ii) quoted prices for identical or similar instruments in markets that are not active, (iii) inputs other than quoted prices that are observable for the instruments, and (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable. Unobservable inputs reflect the reporting entity’s subjective evaluation about the assumptions market participants would use in pricing the financial instrument.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2015

2	Summary of Significant Accounting Policies, Continued

Fair Value, Continued:

The composition of the investment portfolio as of December 31 was:

		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Description	12/31/2015	(Level 1)	(Level 2)	(Level 3)
Money Market Fund	$7,373,949	$7,373,949	$—	$—
Mutual Funds	117,474,465	117,474,465	—	—
Common Stock	162,952,194	162,952,194	—	—

Total	$287,800,608	$287,800,608	$—	$—

		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Description	12/31/2014	(Level 1)	(Level 2)	(Level 3)
Money Market Fund	$9,917,507	$9,917,507	$—	$—
Mutual Funds	114,009,480	114,009,480	—	—
Common Stock	113,044,375	113,044,375	—	—

Total	$236,971,362	$236,971,362	$—	$—

Subsequent Events:

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.

Other:

Investment transactions are recorded on a trade date basis.

Realized gains and losses on the sale or distribution of securities are determined based on the average cost of the securities sold.

Dividend income is recorded on the ex-dividend date. Interest and other investment income are recorded as earned on the accrual basis.

Short-term trading fees are imposed by some funds in the Plan if any shares are sold, either withdrawn or transferred out, after holding them for less than a specified period of time.

Administrative expenses of the Plan, including trust management, legal and other fees, are paid by the Company and are not expenses of the Plan.

Revenue Share:

Beginning in 2015, for any investment that generates revenue share for Fidelity, the trustee of the rabbi trust described in Note 5, Fidelity is returning that revenue share back to the Plan and the Plan in turn returns that revenue to the participants who are invested in those funds. This fee credit is issued to participants quarterly.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2015

3	Participant Accounts

Participant balances for all funds are maintained in shares. Share values are determined on a periodic basis. The total number of shares and share values as of December 31, 2015 and 2014, by fund, were as follows:

		2015
	Ticker	Total Number	Net Asset	Fair
Investment Options	Symbol	of Shares	Share Value ($)	Value
American Beacon Small Cap Value Fund Class Institutional	AVFIX	200,650.70	22.46	$4,506,614
Fidelity Diversified International Fund - Class K	FDIKX	236,642.06	34.99	8,280,106
Fidelity Low-Priced Stock Fund - Class K	FLPKX	37,716.91	47.71	1,799,474
Fidelity Mid-Cap Stock Fund - Class K	FKMCX	50,448.16	32.73	1,651,168
Fidelity Money Market Trust Retirement Government Money Market II Portfolio	FRTXX	7,373,948.61	1.00	7,373,949
John Hancock Small Company Fund Class A	JCSAX	18,389.29	24.47	449,986
Oakmark Equity And Income Fund Class I	OAKBX	530,407.61	28.57	15,153,745
PIMCO Total Return Fund Institutional Class	PTTRX	893,443.23	10.07	8,996,973
Templeton World Fund Class A	TEMWX	20,294.91	15.01	304,627
The Progressive Corporation	PGR	5,124,282.84	31.80	162,952,194
Vanguard Growth Index Fund Institutional Shares	VIGIX	40,300.19	54.77	2,207,241
Vanguard Institutional Index Fund Institutional Plus Shares	VIIIX	288,947.79	186.63	53,926,326
Vanguard Mid-Cap Index Fund Institutional Shares	VMCIX	62,406.66	32.85	2,050,059
Vanguard Small-Cap Index Fund Institutional Shares	VSCIX	24,643.53	53.05	1,307,339
Vanguard Total Bond Market Index Fund Institutional Shares	VBTIX	460,655.26	10.64	4,901,372
Vanguard Total International Stock Index Fund Institutional Shares	VTSNX	17,546.18	96.94	1,700,927
Vanguard Value Index Fund Institutional Shares	VIVIX	260,636.64	31.82	8,293,458
Wasatch Small Cap Growth Fund	WAAEX	47,107.04	41.29	1,945,050

				$287,800,608

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2015

3	Participant Accounts, Continued

		2014
	Ticker	Total Number	Net Asset	Fair
Investment Options	Symbol	of Shares	Share Value ($)	Value
American Beacon Small Cap Value Fund Class Institutional	AVFIX	186,495.38	25.07	$4,675,439
Fidelity Diversified International Fund - Class K	FDIKX	208,745.72	34.39	7,178,767
Fidelity Low-Priced Stock Fund - Class K	FLPKX	33,812.11	50.20	1,697,368
Fidelity Mid-Cap Stock Fund - Class K	FKMCX	44,827.65	38.39	1,720,933
Fidelity Money Market Trust Retirement Money Market Portfolio	FRTXX	9,917,506.53	1.00	9,917,507
John Hancock Small Company Fund Class A	JCSAX	20,298.81	26.57	539,339
Oakmark Equity And Income Fund Class I	OAKBX	482,162.33	31.91	15,385,800
PIMCO Total Return Fund Institutional Class	PTTRX	819,578.00	10.66	8,736,701
Templeton World Fund Class A	TEMWX	22,583.16	17.20	388,430
The Progressive Corporation	PGR	4,188,379.95	26.99	113,044,375
Vanguard Growth Index Fund Institutional Shares	VIGIX	37,386.39	53.70	2,007,649
Vanguard Institutional Index Fund Institutional Plus Shares	VIIIX	284,579.03	188.68	53,694,371
Vanguard Mid-Cap Index Fund Institutional Shares	VMCIX	41,348.87	33.79	1,397,178
Vanguard Small-Cap Index Fund Institutional Shares	VSCIX	17,365.16	55.87	970,191
Vanguard Total Bond Market Index Fund Institutional Shares	VBTIX	290,556.14	10.87	3,158,345
Vanguard Total International Stock Index Fund Institutional Shares	VTSNX	20,298.92	103.98	2,110,682
Vanguard Value Index Fund Institutional Shares	VIVIX	248,633.00	32.94	8,189,971
Wasatch Small Cap Growth Fund	WAAEX	43,993.39	49.06	2,158,316

				$236,971,362

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2015

4	Investment Programs

Effective December 1, 2015, the Fidelity Money Market Trust Retirement Money Market Portfolio changed its name to Fidelity Money Market Trust Retirement Government Money Market II Portfolio.

At December 31, 2015 and 2014, there were 75 and 74 (respectively) Plan participants with contributions in one or more of the following funds:

	Ticker	Number of	Number of
Investment Options	Symbol	Participants	Participants
		2015	2014
American Beacon Small Cap Value Fund Class Institutional	AVFIX	12	16
Fidelity Diversified International Fund - Class K	FDIKX	39	41
Fidelity Low-Priced Stock Fund - Class K	FLPKX	26	24
Fidelity Mid-Cap Stock Fund - Class K	FKMCX	24	25
Fidelity Money Market Trust Retirement Government Money Market II Portfolio	FRTXX	25	0
Fidelity Money Market Trust Retirement Money Market Portfolio	FRTXX	0	24
John Hancock Small Company Fund Class A	JCSAX	12	13
Oakmark Equity And Income Fund Class I	OAKBX	35	37
PIMCO Total Return Fund Institutional Class	PTTRX	40	43
Templeton World Fund Class A	TEMWX	8	9
The Progressive Corporation	PGR	41	43
Vanguard Growth Index Fund Institutional Shares	VIGIX	27	24
Vanguard Institutional Index Fund Institutional Plus Shares	VIIIX	48	52
Vanguard Mid-Cap Index Fund Institutional Shares	VMCIX	24	18
Vanguard Small-Cap Index Fund Institutional Shares	VSCIX	22	17
Vanguard Total Bond Market Index Fund Institutional Shares	VBTIX	24	19
Vanguard Total International Stock Index Fund Institutional Shares	VTSNX	18	17
Vanguard Value Index Fund Institutional Shares	VIVIX	33	32
Wasatch Small Cap Growth Fund	WAAEX	24	28

The total number of participants in the Plan is less than the sum of the number of participants shown above because many were participating in more than one fund.

5	Trust

The Company maintains a Trust to provide a source of funds to assist the Company in meeting its obligations under the Plan. The Trust is irrevocable. The Company is required to make annual deposits to the Trust to the extent necessary to insure that the value of all Trust assets is sufficient to pay all Plan obligations as of the close of each Plan year. The rights of participants and their beneficiaries under the Plan are merely unsecured contractual rights against the Company and its participating subsidiaries. Participants and beneficiaries have no preferred claim on, or any beneficial ownership interest in, any assets of the Trust. All assets of the Trust are subject to the claims of the general creditors of the Company and its participating subsidiaries under Federal and state law, should the Company and its participating subsidiaries become unable to pay their debts as they become due or become subject to Federal bankruptcy proceedings.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2015

6	Related Party

Certain Plan investment choices are Fidelity mutual funds managed by Fidelity Management & Research Company (FMR Co.). Fidelity Management Trust Company (FMTC) is the current trustee of the Trust and along with FMR Co. is a subsidiary of FMR Corp. These transactions, therefore, qualify as related party transactions. The Plan paid no fees in 2015, 2014 or 2013 for investment management or Trust services.

7	Administration of the Plan

The Plan is administered by a Committee consisting of not less than two members of the Company’s Board of Directors, all of whom serve on the Committee at the pleasure of the Board. The Committee has full power to administer the Plan, including, but not limited to, the authority to make and enforce rules and regulations, to interpret the Plan’s provisions, to compute amounts payable under the Plan and to authorize disbursements from the Plan and the Trust.

Certain administrative functions are performed by employees of the Company, or its subsidiaries. No such employees receive compensation from the Plan.

8	Tax Status

The Plan is not, and is not intended to be, qualified under Section 401 of the Internal Revenue Code. Consequently, an application for a favorable determination has not been filed with the Internal Revenue Service.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2015, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress.

9	Right to Terminate

The Company may terminate the Plan at any time and for any reason. Following termination of the Plan, no additional deferrals may be made, but all existing participant accounts will continue to be administered in accordance with the Plan, unless the Company elects to accelerate distribution of all Plan accounts in accordance with Section 409A of the Internal Revenue Code.

THE PROGRESSIVE CORPORATION

EXECUTIVE DEFERRED COMPENSATION PLAN

EXHIBIT INDEX

EXHIBIT NO. UNDER REG. S-K ITEM 601	FORM 11-K EXHIBIT NO.	DESCRIPTION OF EXHIBIT
23	23	Consent of Meaden & Moore, Ltd., Independent Registered Public Accounting Firm, dated March 9, 2016, to incorporate by reference their report dated March 9, 2016.